Exhibit 99.1

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S   R E L E A S E
Linux Gold Corp.
(the “Company”)

BISHENG LIU, OF BEIJING, CHINA, APPOINTED VICE PRESIDENT CORPORATE
ADMINISTRATOR FOR CHINA GOLD PROJECT

For Immediate Release: June 9, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce that Bisheng Liu, of Beijing, China, has been appointed Vice President Corporate Administrator for our gold mining interests in the Peoples Republic of China. Mr. Bisheng is a resident of Beijing, the Peoples Republic of China, educated in the Tianjin’s Institute of Foreign Trade and received a Bachelor of Economics degree in China. Previous jobs included a position with the Ministry of Foreign Trade in Beijing and also work with the Chinese Embassy in Singapore for a three year period as Third Secretary for the commercial office. Mr. Liu is currently working as project manager with Cirque Du Soleil.

The board of directors is very pleased to have a representative in China, such as Bisheng Liu, which is the fastest growing economy in the world today, and look forward to a successful relationship with our projects in China.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of a private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.